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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          Image Sensing Systems, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  45244C 10 4
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                                 (CUSIP Number)

                               Betty P. Papapanou
                             2483 Albert Street N.
                              Roseville, MN 55113
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                August 28, 2003
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP NO.  45244C 10 4
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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Betty P. Papapanou
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

Not Applicable
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

USA
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                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    312,310
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    312,310
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    None
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     312,310
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.7%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN

This amendment No. 2 (the "Amendment") amends the statement on Schedule 13D filed by Betty Papapanou with the Securities and Exchange Commission on December 3, 2002 (the "Statement"). This Amendment supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement.

ITEM 1. SECURITY AND ISSUER

         Common Stock, $.01 par value

         Image Sensing Systems, Inc.
         500 Spruce Tree Centre
         1600 University Avenue West
         St. Paul, Minnesota  55104-3825

Item 2. Identity and Background.

         The information previously reported in this Item of the Statement is incorporated by reference herein.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not Applicable

ITEM 4. PURPOSE OF TRANSACTION

         The reporting person is divesting herself of select amounts of shares with the intent to diversify her investment portfolio.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) Aggregate number of shares of common stock beneficially owned by the reporting person: 255,310 shares, and the right to purchase 57,000 shares, for total of 312,210 shares. Percentage of shares outstanding: 8.7%

         (b) Number of shares with sole voting power: -0-; number of shares with sole dispositive power: 312,210

         (c) Reporting person has not made any sale of shares in the past 60 days, but has sold 382,210 shares at various times since August 28, 2003.

         (d)      Not Applicable

         (e)      Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information previously reported in this Item of the Statement is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A: Portions of the divorce decree dated June 7, 2000, relating to the transfer and voting of shares, previously reported in this Item of the Statement is incorporated by reference herein.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete and correct.

Dated:  June 27, 2005


                                       /s/ Betty P. Papapanou
                                       -----------------------------------------
                                       Betty P. Papapanou